Exhibit 8.1

Name of Significant Subsidiary	Country of Incorporation	Portion of Ownership Interest
Banksy Shipping Company Limited	Liberia	100%
Britto Shipping Company Limited	Liberia	100%
Hongbo Shipping Company Limited	Liberia	100%
Indiana R Shipping Company Limited	Liberia	100%
Jeke Shipping Company Limited	Liberia	100%
Lichtenstein Shipping Company Limited	Liberia	100%
Top Tanker Management Inc.	Marshall Islands	100%
Warhol Shipping Company Limited	Liberia	100%